May 19, 2025

Michael McLaren
Chairman and Chief Executive Officer
Safe & Green Holdings Corp.
990 Biscayne Blvd.
Suite 501
Miami, FL 33132

       Re: Safe & Green Holdings Corp.
           Registration Statement on Form S-1
           Filed April 30, 2025
           File No. 333-28680
Dear Michael McLaren:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1, Filed April 30, 2025
Cover Page

1. Disclose on the cover page and in the Offering section the current exercise price of the
       Series A and Series B warrants and summarize the exercise price reset provision of the Series A and Series B warrants. Please revise the header, the cover page narrative and the Summary to highlight the maximum number of shares that could be issued upon exercise of your Series A and Series B warrants. For guidance, refer to Item
       501(b)(2) of Regulation S-K. Additionally, disclose that the number of shares issuable on the exercise of the Series B warrants under the alternative cashless exercise provisions increases as the stock price falls further below the initial exercise price of the warrants.
 May 19, 2025
Page 2
2. We note your reference in your prospectus to an "alternative cashless exercise" of the
       Series B Warrants. The term "cashless exercise" is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to the aggregate exercise price the holder would otherwise pay to exercise the warrants.
       In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. Please clarify your disclosure throughout the prospectus by removing the references to "alternative cashless exercise" and exclusively using the term "zero exercise price" or another appropriate term that conveys that, in addition to the company receiving no cash upon the "alternative cashless exercise," the warrant holders would be entitled to receive more shares than they would under the cash exercise terms.
3. Please revise your cover page disclosure to highlight that the "alternative cashless exercise" provision would allow a Series B warrant holder to receive 3 shares of common stock without having to make any exercise payments, and provide a materially complete discussion of the impact of such exercise on existing
       shareholders. Explain that as a result you do not expect to receive any cash proceeds from the exercise of the Series B warrants because, if true, it is highly unlikely that a warrant holder would wish to pay an exercise price to receive one share when they could choose the alternative cashless exercise option and pay no money to receive 3 shares.
Recent Developments, page 2

4. Revise this section to acknowledge your intent to conduct a reverse stock split, as contemplated in the proxy statement you recently filed, and disclose the expected ratio, if known, and whether such stock split is intended to increase your minimum closing bid price with a view to addressing the delisting notice you received in
       December.
5. Please revise this section to include disclosure regarding the May 13, 2025, Notice of
       Delisting issued by Nasdaq pursuant to its discretionary authority under Listing Rule
       5101. Please also make corresponding changes to your Risk Factor section as appropriate.
The Offering, page 6

6. You disclose that you may receive up to and approximately $909,999,854 in aggregate gross proceeds from cash exercises of the Common Warrants, based on the per share exercise price of the Common Warrants. Revise to acknowledge that the
       Series B Warrants contain an "alternative cashless exercise feature" and explain, if true, that as a result of this feature you do not expect to receive any cash proceeds from the exercise of the Warrants because it is highly unlikely that a warrant holder would wish to pay an exercise price that is currently above your market price to receive one share when they could choose the alternative cashless exercise option and pay no money to receive more than one share. Make consistent revisions throughout your prospectus to make it clear that it is unlikely that you will receive any proceeds from the exercise of such warrants.
 May 19, 2025
Page 3
Risk Factors
Risks Related to this Offering, page 8

7. Please revise your risk factor on page 8 to address the substantial dilution from the reset provision that could adjust upward the number of common shares underlying the
       Series B Warrants. The risk factor should disclose the maximum number of shares that may be issuable upon exercise of the warrants.
8. We note that you have received a notice of delisting from Nasdaq due to failure to maintain minimum stockholder's equity requirement. Disclose the whether the
       Securities Purchase Agreements were entered into to avoid delisting and, if so, the continued risk that the offering may not result in the Company's securities remaining listed on the Nasdaq given the pressure that the transaction will place upon the minimum bid price.
Exhibits

9. We note counsel provides a qualified opinion as to the Warrant Shares and assumes a sufficient number of authorized but unissued shares of Common Stock are available for issuance when the Warrants are exercised, even though you do not have a sufficient number of authorized shares available for issuance, as evidenced by the proxy statement you have recently filed. Please arrange for counsel to provide an unqualified opinion, when available.
General

10. We note that you are registering for resale common shares accounting for approximately 9,776% of your outstanding shares and that the selling shareholders
       appear to be insulated from market risk as a result of the exercise price reset provisions of the Series A and Series B warrants. Please provide us with a detailed legal analysis as to why you believe that the offering by the selling shareholders should be characterized as a secondary offering rather than an indirect primary offering. Address the circumstances under which the selling shareholders acquired the warrants, the nature of the relationships between the issuer and the selling shareholders, and the provisions of the warrants which mitigate selling shareholders' investment risk. In formulating your response, please consider Securities
       Act Rule 415 and Interpretation 612.09 of our Securities Act Rules Compliance and
       Disclosure Interpretations.
 May 19, 2025
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-
3264 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Ross Carmel